CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

July 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: Brian Cascio, Branch Chief

Re:         China Wind Systems, Inc.
Form 10-K for the year ended December 31, 2008 filed March 11, 2009
Form 10 Q for the quarterly period ended March 31, 2009
File No 233-16335

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated June 16, 2009 with respect to the Form 10-K for the year ended December 31, 2008 and the  Form 10-Q for the quarter ended March 31, 2009 filed by China Wind Systems, Inc. (the “Company”).

Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures, page 43

Management’s Report on Internal Control over Financial Reporting, page 43

1.
We note that in your report on internal control over financial reporting you identified multiple significant deficiencies. However, we do not see where you have included whether your internal controls over financial reporting were effective or were not effective as of December 31, 2008. Please amend the filing to clearly disclose your management’s conclusion regarding the effectiveness of your internal control over financial reporting at December 31, 2008 as required by Item 308T(a)(3) of Regulation S-K.

Response: We are filing a Form 10-K/A which amends the Controls and Procedures items in the December 31, 2008 10-K to state management’s conclusion that the Company’s internal controls over financial reporting were effective.

Securities and Exchange Commission
July 13, 2009

2.
As a related matter, please explain to us how you concluded that the significant deficiencies identified in your internal control over financial reporting were significant deficiencies as opposed to material weaknesses. Refer to Appendix A of PCAOB Auditing Standard 5.

Response:  As defined in PCAOB Auditing Standard No. 5:

•
a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting, and

•
a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company has identified and described in both the Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the quarter ended March 31, 2009 both deficiencies and remedial steps being taken.   Most of the problems result from the fact that the Company’s accounting functions are based in China, and are staffed by persons familiar with GAAP as used in the Peoples’ Republic of China, and have are only recently – since November 2007 – been required to have familiarity with US GAAP.  In addition, the Company has been involved in a number of transactions, including a reverse acquisition, a financing and a change in authorized capital stock, which required the Company to account properly for highly complicated transactions, in some cases where new interpretations have been announced.  The Company believes that these deficiencies, taken together, constitute a significant deficiency, but not a material weakness.  One of the tests for a material weakness is the reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.  We believe that steps that we have taken, which are described in these SEC filings, enable us to reach the conclusion that the financial statements comply with the requirements of GAAP and the applicable SEC requirements relating to interim financial statements and that the controls are effective.

Note 10- Segment Information, page F-28

3.
We note that your disclosure of identifiable assets by geographic location. Please note that this disclosure should include long-lived tangible assets only. In future filings, revise your disclosure to present tangible long-lived assets only by geographic area. Refer to paragraph 38(b) of SFAS 131 and Question 22 of the FASB Staff Interpretation of SFAS 131.

Response: In future filings, the Company’s disclosure of identifiable assets by geographic location will only provide information as to long-lived tangible assets.

Securities and Exchange Commission
July 13, 2009

Form 10-Q for the quarter ended March 31, 2009

Note 6- Stockholders Equity, page 17

Warrants, page 20

4.
We note from your disclosures on page F-22 on your Form 10-K for the year ended December 31, 2008 that the warrants you issued on March 28, 2008, contained a provision where the exercise price was adjusted for subsequent equity sales at a lower price. Please explain to us any provisions that would result in adjustments to the exercise price / conversion rate. Additionally please provide us with your analysis under EITF 07-05 for a11 of you convertible instruments. Clearly explain to us how you concluded that your warrants should be classified as permanent equity.

Response: The only warrants that the Company issued which provide for adjustments in the event that the Company sells securities at a lower price are the warrants that were issued in the November 2007 private placement.  These warrants provide for an adjustment if the Company issues common stock at a price which is below the exercise price or issues warrants, options or other convertible securities with an exercise or conversion price which is less than the exercise price.  Two sets of warrants have provisions which result in the exercise price being reduced to the lower price.  The third set of warrants provides for a formula adjustment, which results in a much more modest reduction in the exercise price.

EITF 07-5 deals with the question of whether there is a derivate element, based on the section of Paragraph 11(a) of FAS 133, focusing on whether the instrument is indexed to its own stock.

Paragraph 11 of FAS 133 starts by saying that “Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments…”  Thus, the purpose of Paragraph 11 is to exclude from derivative treatment instruments which would otherwise be treated as derivatives under paragraphs 6-10.  EITF 07-5 clarifies the exception in clause (1) of paragraph 11(a); it does not, by itself, treat a security as a derivative instrument which would not be a derivative instrument under FAS 133.

As a result, if an instrument is NOT a derivative under paragraphs 6-10 of FAS 133, we do not get to paragraph 11 and therefore we do not get to how the warrants would be treated under EITF 07-5.

Paragraph 6 requires that three tests be met if a financial instrument is to be classified as a derivative.  It must meet all three tests.  If it does not meet all of the tests, then it is not a derivative instrument.

The warrants meet the first two tests:

Securities and Exchange Commission
July 13, 2009

(a)           It has one or more underlyings and one or more notational amounts or payment provisions or both.

(b)           It requires no initial net investment or a very small initial net investment.

However, the warrants clearly do not meet the third test that is required for the instrument to be treated as a derivative is the “net settlement” requirement.  Therefore, if there is no net settlement, there is no derivative.

Paragraph 9 deals with the definition of a net settlement.  In order for the net settlement requirement to be met, the contract must meet one of the three tests listed in paragraph 9.  The first two, which are described in paragraph 9(a) and (b), clearly do not apply.  The only possible application is paragraph 9(c).

This requirement is that one of the parties (the Company) “is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument.”  The shares of common stock that are deliverable by the Company may be a type of asset described in paragraph 9(a), but they DO NOT meet the second part of the test.  That is, they are not readily convertible to cash.  The common stock issuable upon exercise of the warrants is not a cash equivalent.

There is support for this position in two places in FAS 133.  The first is footnote 5, which requires “quoted prices available in an active market that can readily absorb the quantity held by the entity without significantly affecting the price.”

The second is in the text of paragraph 9(c), which gives an example.  It says “An example of that type of contract [that is equivalent to cash] is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash.”

The specific reference to an exchange-traded equity security clearly reflects that an understanding that not all publicly traded securities are readily convertible into cash.

The Company is a perfect example of a company whose common stock is not readily convertible into cash.  At the time of the November 2007 private placement, there was no market whatsoever for the common stock.  Prior to the financing, the Company was a blank check shell with no business.  At the time that the convertible notes were converted into preferred stock and warrants, there was still no active market in the stock.  As of today there is still no active market in the stock, certainly not a market sufficient to absorb the shares issuable upon exercise of the warrants.  We have recently seen that sales of a relatively modest number of shares had a significant effect on the stock price.  We also know that warrant holders who did exercise the warrants were not able to sell their shares without totally devastating the market for the common stock.

Securities and Exchange Commission
July 13, 2009

On March 28, 2008, in connection with the conversion of the convertible notes and warrants, the Company issued to the investors warrants to purchase a total of more than 18,800,000 shares of common stock.  On that date there were approximately 37,400,000 shares of common stock outstanding, most of which were held by affiliates, and almost all of the outstanding shares were restricted securities of a former shell company which, under Rule 144, could not be sold until November 2008, at the earliest.  The public float on March 28, 2008, was approximately 410,000 shares. Thus, the warrants, at the time of issuance, represented more than 50% of the outstanding common stock and more than 4,500% of the public float.

Thus, it is clear that

•	the number of shares issuable upon exercise of the warrants,

•	the relationship between the number of warrants and the outstanding common stock,

•	the lack of an active market in the stock,

•	the fact that the common stock is not listed on an exchange and was not so listed at the time the warrants were issued,

•	the fact that the underlying common stock is not registered with the Commission all demonstrate that the net settlement test is not met, and therefore the warrants are not derivatives.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Non-GAAP Information, page 37

5.
We note your presentation of the non-GAAP measure, net income, as adjusted.  We do not see where you have provided the disclosures required by Item 10(c) of Regulation S-K.  Please revise your disclosure in future filings to discuss the following items:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

Securities and Exchange Commission
July 13, 2009

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please provide us with a sample of the proposed revised disclosure to be included in future filings.

Response: The following is the proposed disclosure in Form 10-Q for the June and September 2009 quarters and the Form 10-K for the year ended December 31, 2009.  Thereafter, the items described below will no longer have any applicability.  We believe that this disclosure meets the disclosure requirements of Item 10(c) of Regulation S-K:

Non-GAAP Information

We believe that net income, as adjusted for certain unusual non-cash expenses, which is a non-GAAP performance measure, it is reasonable means of understanding our business in view of the significant of non-cash charges which we believe do not relate to the operation of our business.  We use this non-GAAP information internally for or planning purposes and for evaluating our ability to fund our capital expenditures and expand our business.

In presenting non-GAAP information, we do not adjust for such non-cash items as equity-based compensation or the cost of financings (other than those derived from the unique circumstances relating to the November 2007 financing), since those expenses are normal operating expenses, even though non-cash, and they reflect normal costs incurred in the operation of our business.  We believe, however, that the expenses that are derived from the November 2007 private placement, which was completed contemporaneously with reverse acquisition, do not provide any real understanding of our operations on an ongoing basis.  The expensing of non-cash charges relating to the November 2007 financing limits the comparability of our operations to prior years.  We’ve excluded non-cash interest charges and non-cash deemed preferred dividend depreciation derived from the November 2007 financing from this measure of profitability because removing such charges assists management in assessing, and you in evaluating, our overall profitability.

 In connection with our November 2007 private placement, we issued 3% convertible notes to the investors in the principal amount of the $5,525,000.  Because of the favorable conversion terms, the debt was deemed issued at a discount of $2,610,938.  Upon the conversion of the debt into equity in March 2008, the unamortized debt discount of $2,263,661 was fully amortized and treated as additional interest, and the relative fair value of the warrants ($2,884,062) issued in March 2008 as a result of the automatic conversion provision of the convertible note issued in our November 2007 private placement,  was classified as a deemed dividend to the holders of the series A preferred stock. The amortization of the debt discount and the deemed dividend are non-cash events which do not affect our operations.  The following table* shows the relationship between net income (loss) allocable to common shareholders and net income, as adjusted, for the [         ] months ended [date] , 2009 and 2008.

Securities and Exchange Commission
July 13, 2009

	[Number] Months Ended [period end],
	2009		2008
Net income (loss) allocable to common shareholders

Add back of:

Deemed dividend to preferred stockholders
Non-cash interest from amortization of debt discount
Amortization of debt issuance costs
Reversal of accrued interest

Net income, as adjusted	$	$

For the reasons discussed under “Results of Operations,” our net income, as adjusted, decreased from $              , or $0.      per share (basic) and $0.       (diluted), for the [number] months ended [period end], 2008 to $              , or $0.      per share (basic and diluted), for the [number] months ended [period end], 2009. [Note: this disclosure will only relate to the cumulative period, and not to any quarter except the first, since the major items are only Q1 items].

*
Note:  The sentence preceding the table, the table and the paragraph following the table will be completed with information for the applicable period or year based on the financial statements for that period or year.  The presentation in this letter is to show the format of the proposed presentation for future filings.

There are material limitations associated with non-GAAP financial measures because these non-GAAP measures exclude charges that have an effect on our reported results and, therefore, should not be relied upon as the sole financial measures to evaluate our financial results.  Because the interest expense that was excluded and any deemed preferred stock dividend comprised a significant portion of our operating results, these items are evaluated separately by management. We do not consider net income, as adjusted to be substitutes for performance measures calculated in accordance with GAAP.  Instead, we believe that net income, as adjusted is a useful performance measure which should be considered in addition to those measures reported in accordance with GAAP.  In addition, the non-GAAP financial measures indicated herein may be different from, and therefore may not be comparable to, similar measures used by other companies.  The Company believes these non-GAAP financial measures provide important supplemental information to management and investors.  Investors may benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods and may also facilitate comparisons to our historical performance. These non-GAAP financial measures reflects an additional way of viewing aspects of the Company's operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provide an understanding of factors and trends affecting the Company's business and results of operations.  In addition, at conferences we are asked for this information, and, since it appears that investors with whom we meet consider this information important, we believe that it is appropriate to include it in this report.

Securities and Exchange Commission
July 13, 2009

6.
As a related matter, please note that Item 10(c) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain to us why you believe that your presentation of the non-GAAP financial measure complies with this guidance.

Response: The Company believes that the presentation of non-GAAP information in the Form 10-Q is meaningful information.  The add-back items all relate to and result from the Company’s private placement in November 2007.   At the time of the private placement, the Company did not have authorized preferred stock, and it was necessary for the Company to (i) issue notes instead of preferred stock, with the notes being automatically converted into series A preferred stock and warrants when the Company amended its certificate of incorporation to create a class of preferred stock and to designate a series of preferred stock setting forth the rights, preferences, privileges and limitations to the holders of the series A preferred stock, and (ii) agree to amend the certificate of incorporation to create the preferred stock and the series A preferred stock.  The certificate of incorporation was amended in the first quarter of 2008.  As a result, there was, at the time of the automatic conversion of notes into series A preferred stock and warrants, at time a deemed dividend to the preferred stockholders and an amortization of the debt discount which related to the notes that were converted into preferred stock.  These are the only two significant add-backs, and they are both one-time charges.

The Company believes that this information is meaningful since it shows the Company’s operations without charges that resulted from a private placement in November 2007 which are reflected in the Company’s financial statements in the first quarter of 2008 only because the Company did not have authorized preferred stock at the time of the financing.  If the Company has had authorized preferred stock in November 2007, it would not have incurred these expenses in the first quarter of 2008 and the information would not have been necessary.  These expenses do not relate to the operation of the Company’s business.

Further, the Company periodically makes presentations to potential investors and to companies in the industry, including potential customers.  At each presentation, the Company is asked to provide the information as to what its operating statement would look like if it did not have these charges.  The Company provides this information to the investors.  The Company believes that it is both appropriate and necessary for the Company to include this disclosure in its periodic filings with the Commission so that the public will have the same access to the information, in the context of the Company’s GAAP financial statements, as the investors and potential customers who attend these presentations.

This letter will acknowledge the Company’s understanding that that:

Securities and Exchange Commission
July 13, 2009

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jianhua Wu
Jianhua Wu
Chief Executive Officer